Exhibit 14.1
(as adopted February 23, 2011)
SUPERIOR ENERGY SERVICES, INC.
CODE OF BUSINESS ETHICS AND CONDUCT
Introduction
     This Code of Business Ethics and Conduct applies to all Superior Energy directors, officers and employees, as well as to directors, officers and employees of each subsidiary of Superior Energy (collectively, “Superior”).
     Superior is proud of the values with which it conducts business. It has and will continue to uphold the highest standards of business ethics and personal integrity. To this end, this Code serves to emphasize (i) Superior’s commitment to ethics and compliance with the law, (ii) set forth basic standards of ethical and legal behavior, (iii) provide reporting mechanisms for known or suspected ethical or legal violations and (iv) help prevent and detect wrongdoing.
     While ethical behavior requires full compliance with all laws and regulations, “compliance” with the law is the minimum standard to which Superior personnel should hold themselves. Superior personnel should honor not just the letter of existing laws, but the spirit that underlies them. We should base our decisions on legal and regulatory rules, this Code and our values. At Superior, ethical behavior is inseparable from integrity and good judgment.
     Due to the high importance placed on this Code by Superior and the serious effects which could result from the violation of its standards, individuals who violate this Code will be subject to immediate discipline, which may include discharge. Accordingly, all Superior personnel must be familiar with and abide by the standards set forth in the Code. It is the responsibility of each management-level employee to ensure compliance with the Code by those employees under his or her supervision. Each management-level employee will be required to provide an annual certification of compliance with this Code by his or her business unit.
Compliance with Laws
     The policy of Superior is to comply with the laws of each country in which we do business. All Superior personnel must comply with applicable laws, rules and regulations of each country. It is the personal responsibility of each employee, officer and director to adhere to and comply with those laws, rules and regulations applicable to his or her duties. Any employee who does not adhere to all of these laws, rules and regulations is acting outside the scope of his or her employment.
     Superior has created an Insider Trading Policy and an Anti-Corruption Compliance Policy which further enforce its commitment to compliance with laws. All Superior personnel must familiarize themselves with these policies and comply in all respect with their terms.

Conflicts of Interest
     A conflict of interest exists when a person’s private interests interferes in any way with the interests of Superior. A conflict can arise when a person takes action or has interests that may make it difficult to perform his or her work for Superior objectively and effectively. Conflicts of interest may also arise when a person, or members of his or her family, receives improper personal benefits as a result of his or her position with Superior. In those situations, Superior personnel should put the interests of Superior first. However, there are certain situations that will always constitute a conflict of interest and must be avoided. These situations occur when an employee, officer or director or any person having a personal relationship with them:
•	obtains a financial or other beneficial interest in one of Superior’s customers, suppliers or competitors;

•	engages in a personal business transaction involving Superior;

•	accepts money, gifts (excluding gifts of nominal value), excessive hospitality, loans (excluding loans from financial institutions at prevailing market rates) or other special treatment from any customer, supplier or competitor of Superior;

•	participates in any sale, loan or gift of Superior property; or

•	learns of a business opportunity through association with Superior and discloses such opportunity to a third party or invests in such opportunity without first offering it to Superior.
     Conflicts of interest are not always clear-cut. Any employee with a question should consult with his or her supervisor or manager or, if circumstances warrant, Superior’s Chief Financial Officer or General Counsel or comply with the procedures specified under “Reporting and Investigation of Suspected Violations” below.
     All directors and executive officers of Superior shall disclose any material transaction or relationship that reasonably could be expected to give a rise to such a conflict to the Chairman of Superior’s Audit Committee. No action may be taken with respect to any such transaction or party unless and until such action has been approved by the Audit Committee.
Irregular Activities
     Consistent with Superior’s pursuit of the highest ethical standards, misappropriation, fraud and other similar irregularities by employees are strictly prohibited. Examples of these types of activities include, but are not limited to:
•	any dishonest or fraudulent act;

•	embezzlement;

•	forgery or alteration of checks or other negotiable instruments of Superior;

•	receiving or paying any bribes or kickbacks;

•	misappropriation of Superior’s property, services or employees;

•	personal use of cash, supplies or other property of Superior;

•	disclosure of confidential or proprietary Superior information;

•	failing to accurately and completely maintain the Superior’s books and records; and

•	falsification of Superior records.
     If an employee is uncertain whether his or her conduct may constitute fraud, or if an employee is directed to take any action that he or she reasonably believes will constitute fraud, they should immediately contact their supervisor or manager or, if circumstances warrant, Superior’s Chief Financial Officer or General Counsel or consult the procedures described under “Reporting and Investigation of Suspected Violations” below.
Gifts, Gratuities and Entertainment
     Superior’s employees, and persons having a personal relationship with them, are prohibited from accepting or offering kickbacks or bribes (which constitute an irregular activity prohibited by “Irregular Activities” above) or gifts of substantial value (which shall be determined in accordance with the recipient’s position with Superior and gifts that are customarily given to similarly situated persons in Superior’s lines of business) from or to actual or potential customers or suppliers, and any of their employees, agents or consultants. The giving or receiving of cash in any amount to induce the purchase or sale of goods and services is strictly prohibited. Moreover, an employee should not offer anything if he or she knows that the intended recipient is prohibited from accepting it by the intended recipient’s own business code of conduct or similar policy.
     Nothing in this Code is intended to prohibit employees from spending reasonable amounts for meals and other entertainment of customers and suppliers, which are ordinary and customary in Superior’s lines of business. However, employees must be aware that the purpose of entertainment and gifts is to create goodwill and foster good working relationships.
Code of Ethics for Senior Financial Officers
     The honesty, integrity and sound judgment of Superior’s Chief Executive Officer, Chief Financial Officer, Controller and persons performing similar functions, is fundamental to the reputation and success of Superior. To the best of their knowledge and ability, the Chief Executive Officer, the Chief Financial Officer and those officers of Superior performing accounting, financial management or similar functions for each subsidiary must:

•	act with honesty and integrity, avoid actual or apparent conflicts of interest in personal and professional relationships, and disclose to the Audit Committee any material transaction or other relationship that reasonably could be expected to give rise to such a conflict;

•	provide colleagues with information that is accurate, complete, objective, relevant, timely and understandable;

•	provide full, fair, accurate, timely, and understandable disclosure in reports and documents that Superior files with, or submits to, the Securities and Exchange Commission and other public communications made by Superior;

•	comply with all applicable laws, rules and regulations and other appropriate private and public regulatory agencies;

•	act in good faith, with due care, competence and diligence, without misrepresenting material facts;

•	proactively promote ethical and honest behavior within Superior; and

•	assure responsible use of and control of all assets, resources and information of Superior.
     Any senior financial officer that the Audit Committee determines has failed to comply fully with the points listed above will be deemed to have willfully failed to perform his or her duties, and shall be subject to termination for cause or other disciplinary action.
Political Contributions and Activities
     Superior does not make contributions of any kind (including the use of Superior property, equipment or other assets) or lend its name to political candidates or parties, except as may be permitted under applicable law and approved in accordance with procedures approved by the Chief Executive Officer.
     The foregoing prohibition applies only to Superior, and is not intended to prevent or discourage employees from making political contributions from their own funds or engaging in personal political activities on their own time.
Corporate Opportunities
     All Superior personnel are prohibited from taking for themselves opportunities that are discovered through the use of corporate property, information or position unless Superior has already been offered the opportunity and turned it down or otherwise renounced the opportunity. Generally, all Superior personnel are prohibited from using corporate property, information or position for personal gain or competing with Superior.

Fair Dealing
     Superior relies upon its people to uphold its culture of integrity in everything it does. Superior’s values demand that all personnel deal fairly with customers, service providers, suppliers, competitors and each other. Stealing proprietary information, possessing trade secret information that was obtained without the owner’s consent, or inducing such disclosures by past or present employees of other companies is prohibited. No Superior personnel may seek competitive advantage through illegal or unethical business practices. Taking unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts or any unfair dealing practice is a violation of this Code.
Confidentiality
     All information about Superior’s business and its plans that has not been disclosed to the public is a valuable asset that belongs to Superior. All Superior personnel should maintain the confidentiality of information entrusted to them by Superior, its customers, business partners, suppliers or others related to Superior’s business. Such information must not be disclosed to anyone, including friends and family members, except when disclosure is authorized by Superior or legally mandated.
Protection and Proper Use of Superior’s Assets
     All Superior personnel should protect Superior’s property and assets and ensure their efficient and proper use to advance the interests of Superior. Theft, carelessness and waste can directly impact Superior’s profitability, reputation and success. All Superior property and assets should be used for legitimate business purposes, and personal use of such property and assets without permission is strictly prohibited.
Reporting and Investigation of Suspected Violations
     If an employee has a good faith reason to believe that any violation of the Code has occurred, he or she is required to report the alleged violation to Superior’s General Counsel. All matters will be treated as strictly confidential, and may also be reported on an anonymous basis.
     Superior’s directors, Chief Executive Officer, Chief Financial Officer and General Counsel shall promptly report any known or suspected violation of this Code to the Chairman of the Superior’s Audit Committee.
     No retaliatory action of any kind will be permitted against anyone making such a report in good faith, and Superior will strictly enforce this prohibition.
     Superior personnel play a critical role in safeguarding the integrity of its business and escalating any existing or potential breach of that integrity. To enable employees to fulfill this responsibility, Superior strictly prohibits retaliation against anyone who reports in good faith a possible violation of this Code, no matter whom the report involves.

     Superior’s policy is to comply with all applicable financial reporting and accounting regulations. If any employee has any concerns or complaints regarding any questionable accounting or auditing matters of Superior, then he or she should submit those concerns or complaints (anonymously, confidentially or otherwise) to the Chairman of the Audit Committee.
Accountability for Violations
     Superior takes this Code and the obligations of all directors, officers and employees under it very seriously, and will take any disciplinary or preventive action deemed appropriate to address existing or potential violations of the Code, up to and including termination of employment. Violations of this Code may also constitute violations of law, which may result in criminal or civil penalties for violators and Superior.
     Persons subject to disciplinary measures shall include, in addition to the violator, others involved in the wrongdoing such as (i) persons who fail to use reasonable care to detect a violation, (ii) persons who refuse to divulge information which may be material to the investigation of a violation and (iii) supervisors who approve or condone the violations or attempt to retaliate against employees or agents for reporting violations or violators.
Annual Review
     Each management-level employee will conduct an annual review of the operations and business affairs of his or her business unit and the employees under his or her supervision for compliance with this Code.